                                                                     Exhibit 3.2

                          CERTIFICATE OF AMENDMENT OF

                     RESTATED CERTIFICATE OF INCORPORATION

                          OF V.I. TECHNOLOGIES, INC.

     It is hereby certified that:

1. The name of the corporation is V.I. Technologies, Inc. (the "Corporation"). The original Certificate of Incorporation of the Corporation as filed with the Secretary of State of the State of Delaware on January 1, 1993, and the Certificate of Incorporation was restated on June 11, 1998. The name under which the Corporation was originally incorporated was Melville Biologics, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article Fourth Paragraph One there of and by substituting in lieu of said Article Fourth Paragraph One the following:

     "FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue in thirty six million (36,000,000) shares, consisting of: (i) thirty-five million (35,000,000) shares of Common Stock, $.01 par value per share ("Common Stock"), and (ii) one million (1,000,000) shares of Preferred Stock, $.01 par value per share ("Preferred Stock")."

3. The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed and attested to on November 12, 1999.


                              By: /s/ John R. Barr
                                      ------------
                                  John R. Barr, President